August 28, 2007

Michele Anderson, Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	InfoLinx Communications Ltd. Registration Statement on Form SB-2;
File No. 333-139805

Dear Ms. Anderson:

This letter should be reviewed in conjunction with Amendment Number 3 to that Registration Statement on Form SB-2 (the “Amended Registration Statement”) for InfoLinx Communications Ltd. (“Company”). Clean and marked copies of the Amended Registration Statement are enclosed.

Pursuant to your suggestion, the Amended Registration Statement disclosure has been revised to substantially reduce the number of shares being registered for resale by selling stockholders. In total, 4,127,098 fewer shares are being registered for resale in the Amended Registration Statement, as compared with the number of shares listed for resale in Amendment Number 2 to the Form SB-2. In percentage terms, this is a decrease of approximately 23% from Amendment Number 2 to the Form SB-2. Of the Company’s 17,743,810 issued and outstanding shares, 9,287,102 shares (52.3%) are now registered for resale under the Amended Registration Statement.

Finally, if you have additional questions or comments regarding this matter, please do not hesitate to let us know. Of course, your time, attention, and cooperation regarding this matter are appreciated significantly. Thank you.

Sincerely,

InfoLinx Communications Ltd.,
a Nevada corporation

/s/ Matthew Jones

By: Matthew Jones

Enclosures:

Amended Registration Statement (Clean)
Amended Registration Statement (Blacklined)